Exhibit 1

Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX REPORTS FOURTH-QUARTER

AND FULL-YEAR 2011 RESULTS

MONTERREY, MEXICO, FEBRUARY 2, 2012– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales increased by 6% during the fourth quarter of 2011 to approximately US$3.7 billion and increased 8% for the full year to US$ 15.1 billion versus the comparable periods in 2010. Operating EBITDA increased by 13% during the fourth quarter of 2011 to US$542 million and increased 1% for the full year to US$2.3 billion versus 2010.

CEMEX’s Consolidated Fourth-Quarter and Full-Year 2011 Financial and Operational Highlights

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The increase in consolidated net sales for the quarter was due to higher volume and price in local-currency terms mainly from our operations in Northern Europe, South, Central America and the Caribbean, and the United States.

•	The infrastructure and residential sectors were the main drivers of demand in most of our markets.

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Free cash flow after maintenance capital expenditures for the quarter was US$374 million, up 51% compared with US$248 million in the same quarter of 2010. For the full-year 2011, it was down 25% to US$386 million.

•	Operating income in the fourth quarter increased by 79%, to US$224 million, from the comparable period in 2010 and increased 12%, to US$960 million, for the full-year 2011.

Fernando A. González, Executive Vice President of Finance and Administration, said: “This is the fifth consecutive quarter of top-line growth in our results. We are particularly pleased with the quarterly performance of our operations in Northern Europe; the South, Central America and Caribbean region; and the United States. Regarding our full-year results, we saw net sales and operating EBITDA growing for the first time in four years.

We also remain focused on our transformation process, having achieved a recurring improvement in our steady-state-EBITDA of about US$150 million during the second half of 2011, and expecting to reach a run rate of US$400 million by the end of this year.

We sold assets for US$225 million during 2011 and expect to sell an additional US$500 million during this year.

We complied with our December 2011 covenants and would have complied even without the benefit from the compensation of our Venezuelan assets. We continue to be confident in our ability to meet all of our financial obligations. We have also prepaid all of maturities under our Financial Agreement until December 2013, established reserves for the payment of our Certificados Bursátiles maturing this year, and proactively bolstered our liquidity needs.”

Consolidated Corporate Results

During the fourth quarter of 2011, controlling interest net income was a loss of US$146 million, versus a loss of US$574 million in the fourth quarter of 2010.

Total debt plus perpetual notes decreased US$388 million during the quarter.

Geographical Markets Third Quarter 2011 Highlights

Net sales in our operations in Mexico decreased 9% in the fourth quarter of 2011 to US$818 million, compared with US$902 million in the fourth quarter of 2010. Operating EBITDA increased 7% to US$307 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of US$682 million in the fourth quarter of 2011, up 19% from the same period in 2010. Operating EBITDA was a loss of US$20 million in the quarter.

In Northern Europe, net sales increased 16% to US$1.1 billion, compared with US$950 million in the fourth quarter of 2010. Operating EBITDA reached US$83 million for the quarter, 71% higher than the same period last year.

Fourth-quarter net sales in the Mediterranean region were US$385 million, 14% lower versus those in the comparable period in 2010. Operating EBITDA decreased 26% to US$94 million for the quarter versus the comparable period in 2010.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of US$447 million during the fourth quarter of 2011, representing an increase of 22% over the same period of 2010. Operating EBITDA increased 21% to US$117 million from US$97 million in the fourth quarter of 2010.

In Asia, our net sales were flat, reaching US$124 million, versus the fourth quarter of 2010, while Operating EBITDA reached US$18 million, down 8% versus the same period in the previous year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by

EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.